FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of July, 2003

Commission File Number 000-22161

Zindart Limited

(Translation of registrant's name into English)

Flat C&D, 25/F., Block 1, Tai Ping Industrial Centre,

57 Ting Kok Road, Tai Po, New Territories, Hong Kong, S.A.R., China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....X.... Form 40-F.........

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..X.. No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

TABLE OF CONTENTS

Press Release Issued June 24, 2003 *

Press Release Issued July 2, 2003 *

Press Release Issued July 7, 2003 *

Signatures *

Press Release Issued June 24, 2003

Zindart Printing Division Moves into New Plant

Now Offers Increased Capacity, More Efficient Operation for Customers

HONG KONG - June 24, 2003 - Hua Yang, a division of Zindart Limited (Nasdaq:ZNDT - News), has moved its printing operation into a new plant in Shenzhen, adding more than 30,000 square meters to the company's production facility and a layout that is more efficient for handling the complex packaging and book printing jobs for which the specialty printer is known worldwide.

The new plant gives Hua Yang a modern, air-conditioned environment with 65 percent more production area as well as a worker dormitory for 5,000 employees. Move-in was completed in time for the summer's high season, when the company begins its production runs of high-end perfume packages as well as specialty children's pop-up books for customers planning their product lines for gift giving during the end-of-the year holidays.

In the past 10 months, Hua Yang has also added a number of new systems that have increased both its printing capabilities and production capacity.

  In June 2002, Hua Yang installed a new, five-color, Man Roland printer, a German-made, state-of-the-art system with lnterdeck UV dryers.

  In August 2002, the company installed a Rollem slitter, used in the production of playing cards and cards contained in our board games.

Since January of this year, Hua Yang has installed:

  A new sheeting machine to increase the output of cut paper for our print room;

  An additional five-color Man Roland printing machine with inline UV coater;

  A Swiss-made Bobst die cutting machine to cut forms for books and packaging;

  A U.S.-made Crathern automatic box making machine, which can be used for board games or puzzle boxes as well as high end packaging for CDs; and

  An Agfa Computer To Plate (CTP) system, which allows customers to download printing files over the Internet to the company's CTP system. Hua Yang can then produce the plate for printing, replacing the need to first produce film and reducing product development time.

With the move into the new plant, the company now has a complete, end-to-end production line, increasing its printing capacity as well as creating efficiencies in its hand-labor operations.

The new facility also doubles the amount of office space for managers and adds updated utilities. All offices have been refurbished, as well.

Kevin Murphy, CEO, Hua Yang, said he can now offer additional capabilities as well as reduced production schedules on several processes to customers.

"We've replaced a facility that was significantly smaller and much older, making our workers happier as well as improving our competitive edge," Murphy said." Morale has visibly increased. You can see it in the faces of both the managers and the workers!"

Hua Yang's recently opened, London-based sales office and design studio is also now in full operation, manned by China-trained paper engineers, working directly with major publishers to develop new product on site.

Traditionally a publisher of high quality specialty and pop-up children's books, a narrow market, Hua Yang has in recent years leveraged its strength in paper printing and folding to move deeper into retail toy packaging and board games and to go after branded consumer products packaging.

A major Hua Yang win has been production of an updated version of "Cranium," the world's best selling parlor game, as well as two new games by the Redmond, Wash.-based company. Hua Yang has also moved into perfume packaging, a business that requires extraordinary skills in the use of specialty materials, paper folding, and color matching. One of the first customers was Christian Dior, part of the Louis Vuitton (LVMH) group.

About Zindart

Zindart is a global national manufacturer, supplying a wide range of plastic, die-cast, and paper products, both under its own brands and for large consumer products companies.

Zindart's operating divisions include Corgi Classics Limited, Hua Yang Printing Holdings Company, and Zindart Manufacturing. Corgi Classics Limited produces a high quality line of die-cast replica items sold through retail channels in the United Kingdom, where Corgi holds a large share of its market, and in the United States. Hua Yang Printing Holdings Company produces high quality books and specialty packaging. Zindart Manufacturing provides both product design and quality turnkey manufacturing for well-known multi-national companies that offer branded products requiring rapid, high-volume delivery.

Founded in 1978, Zindart is based in Hong Kong, with offices in the United States and the United Kingdom.

Certain statements in this release are forward-looking, including statements regarding growth strategy, growth potential, the realization of company improvements, the penetration of U.S. markets, the timing of sales and anticipated market acceptance of marketing initiatives, and new products. These statements are subject to risks and uncertainties that could cause actual results to differ materially from those anticipated. Such risks and uncertainties include, in addition to those discussed above and without limitation, changes in market demand for Zindart's products, changes in economic conditions, dependence on certain customers, and other risks described in the company's annual report on Form 10-K for the fiscal year ended March 31, 2002.The company undertakes no obligation to revise these forward-looking statements to reflect subsequent events or circumstances.

Press Release Issued July 2, 2003

Zindart to Restate Prior-Year Financial Statements to Accelerate Recognition of Direct Response Advertising Expenses

Restatement Will Positively Impact FY 2003 Financial Results

HONG KONG - July 2, 2003 - Zindart Limited (Nasdaq:ZNDT - News) has been advised by its current auditors, KPMG, that Zindart must restate its audited financial statements for the years ended March 31, 2001 and 2002, in order to reverse the deferral of certain direct response advertising expenses for the company's Corgi Classics division.

Zindart notes that this restatement will result in a material increase in net profit for the fiscal year ended March 31, 2003, and in an improvement for the fiscal year ended March 31, 2002, but will adversely impact the fiscal year ended March 31, 2001.This is primarily a result of decreased direct response advertising expenses for Corgi in the more current periods.

Prior to the engagement of KPMG, Zindart had followed the advice of its former auditors, Arthur Andersen, that such expenses qualified as direct response advertising expenses eligible for deferral under Statement of Accounting Position (SOP) 93-7.

Auditing standards require that financial statements audited by Arthur Andersen that require subsequent restatement must be re-audited. As a result, additional changes to prior-year financial statements are possible.

Zindart believes it will be able to file its annual report on Form 20-F for the fiscal year ended March 31, 2003, by its required deadline of September 30, 2003.

About Zindart

Zindart is a global national manufacturer, supplying a wide range of plastic, die-cast and paper products, both under its own brands and for large consumer products companies.

Zindart's operating divisions include Corgi Classics Limited, Hua Yang Printing Holdings Company and Zindart Manufacturing. Corgi Classics Limited produces a high quality line of die-cast replica items sold through retail channels in the United Kingdom, where Corgi holds a large share of its market, and in the United States. Hua Yang Printing Holdings Company produces high-quality books and specialty packaging. Zindart Manufacturing provides both product design and quality turnkey manufacturing for well-known multi-national companies that offer branded products requiring rapid, high-volume delivery.

Founded in 1978, Zindart is based in Hong Kong, with offices in the United States and the United Kingdom.

Certain statements in this release are forward-looking, including statements regarding the outcome of the required re-audit of Zindart's financial statements. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those anticipated. The company undertakes no obligation to revise these forward-looking statements to reflect subsequent events or circumstances until such time as the re-audited financial statements are filed with the Securities and Exchange Commission.

Press Release Issued July 7, 2003

Zindart Reaches General Terms to Sell Corgi Classics for

$49 Million in Management Buyout

HONG KONG - July 7, 2003 - Zindart Limited (Nasdaq:ZNDT - News) has entered into a Head of Terms (Letter of Intent) with the management of Corgi Classics Ltd., an operating division of Zindart, for the sale of the die-cast collectible company for cash proceeds to Zindart of approximately US$49 million. Prior to the completion of the transaction, it is anticipated that Zindart would assume Corgi's debt and Corgi's cash would be assigned to Zindart.

"This divestiture will enable Zindart to eliminate its term debt and gives us additional operating capital to further improve the performance of the Zindart Manufacturing and Hua Yang divisions, thus providing further flexibility for the group to enhance shareholder value," said Peter A.J. Gardiner, Chairman.

Completion of the divestiture is expected to take place by the end of September 2003, and is subject to due diligence efforts to be carried out by the purchasers' financial backers and the negotiation and execution of a binding sale and purchase agreement. There can be no assurance that the transaction will be completed on this timeframe or otherwise.

About Zindart

Zindart is a global manufacturer, supplying a wide range of plastic, die-cast and paper products, both under its own brands and for large consumer products companies.

Zindart's other operating divisions include the Hua Yang and Zindart Manufacturing. Hua Yang produces high-quality books and specialty packaging. Zindart Manufacturing provides both product design and quality turnkey manufacturing for well-known multi-national companies that offer branded products requiring rapid, high-volume delivery.

Found in 1978, Zindart is based in Hong Kong with offices in the United States and the United Kingdom.

Certain statements in this release are forward-looking, including statements regarding growth strategy, growth potential, the realization of company improvements, the penetration of U.S. markets, the timing of sales and anticipated market acceptance of marketing initiatives and new products. These statements are subject to risks and uncertainties that could cause actual results to differ materially from those anticipated. Such risks and uncertainties include, in addition to those discussed above and without limitation, changes in market demand for Zindart's products, changes in economic conditions, dependence on certain customers and other risks described in the company's annual report on Form 10-K for the fiscal year ended March 31, 2002.The company undertakes no obligation to revise these forward-looking statements to reflect subsequent events or circumstances.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Zindart Limited
Date: July 18, 2003	By:	/s/ Ken Fowler

Ken Fowler
Chief Financial Officer
(Principal Financial Officer)